UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F/A

Amendment No. 2

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________	Commission File Number: __________________

TAHOE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	27-1840120
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

5190 Neil Road, Suite 460
Reno, Nevada 89502
(775) 825-8574
(Address and telephone number of Registrant’s principal executive offices)

Tahoe Resources USA Inc.
5190 Neil Road, Suite 460
Reno, Nevada 89502
(775) 825-8574
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes[ ]       No[x]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes[ ]        No[ ]

ii

EXPLANATORY NOTE

     This Amendment No. 2 to the Registration Statement on Form 40-F originally filed with the Securities and Exchange Commission on April 30, 2012, as previously amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 30, 2012, is being filed to correct the description of exhibit 99.8, so that it now reads as follows.

99.8	Financial statements of the Registrant and the notes thereto for the fiscal year ended December 31, 2010 and the period from incorporation on November 10, 2009 to December 31, 2009 (March 8, 2011)

    Except as provided above, no other changes have been made to the Registration Statement on Form 40-F, including the exhibits thereto. However, for ease of reference, each of the exhibits is being refiled with this Amendment No. 1.

INTRODUCTORY INFORMATION

     In this registration statement on Form 40-F (the “Registration Statement”), references to the “Registrant” or “Tahoe” mean Tahoe Resources Inc. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

     Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

     A description of the common shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Description of Capital Structure” starting on page 44 of the Annual Information Form of the Registrant for the year ended December 31, 2011 filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.

     The following financial statements of the Registrant that are incorporated by reference into this Registration Statement have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board:

  Audited financial statements of the Registrant for the years ended December 31, 2011 and 2010; and

  Amended audited financial statements of the Registrant for the fiscal year ended December 31, 2010 and the period from incorporation on November 10, 2009 to December 31, 2009.

     The Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.45 to Exhibit 99.50, inclusive, as set forth in the Exhibit Index attached hereto and as required by General Instruction D.(9) of Form 40-F.

FORWARD-LOOKING STATEMENTS

     This Registration Statement includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Registration Statement and documents incorporated by reference herein and include statements regarding the Registrant’s intent, belief or current expectation and that of the Registrant’s officers and directors. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

     Forward-looking information in this in this Registration Statement and documents incorporated by reference herein may include, but is not limited to: information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal Project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal Project and to expand its resource base; statements relating to feasibility level metallurgical test work being done in connection with a feasibility study and economic assessment; statements relating to changes in Guatemalan mining regulations; costs and timing of development of the Escobal Project; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

     Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

     Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal Project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal Project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See “Description of Our Business – Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2011.

     Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Annual Information Form. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Registration Statement and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

     The disclosure in this Registration Statement, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Registration Statement have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

     There are no mineral reserves reported for the Escobal Project. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Certain documents incorporated by reference herein use the terms “probable mineral reserve” and “proven mineral reserve”, as permitted under NI 43-101. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates calculated in accordance with Canadian standards may not qualify as “reserves” under SEC standards.

     In addition, this Registration Statement uses the terms “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Registrant advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

     Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

     It cannot be assumed that all or any part of “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “indicated mineral resources” or “inferred mineral resources” in this Registration Statement is economically or legally mineable.

     In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

     For the above reasons, information contained in this Registration Statement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Registrant is permitted to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements incorporated by reference in this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations as at December 31, 2011:

		Less than one	1-3		More than 5
	Total	year	Years	3 to 5 years	years
	($000s)	($000s)	($000s)	($000s)	($000s)

Purchase obligations	$58,403(1)	$58,403(1)	Nil	Nil	Nil

Other long-term liabilities reflected on the Registrant’s balance sheet	$540(2)	Nil	$540(2)	Nil	Nil

Lease agreements for rental of office facilities	$1,348(3)	$837(3)	$394(3)	117(3)	Nil

Total	$60,291	$59,240	$934	117	Nil

Notes:

1.	Represents purchase obligations relating to underground development, plant construction and initial production equipment.

2.

Represents long-term liability portion of stock appreciation rights granted under the Registrant’s Share Option and Share Incentive Plan that entitle the holders to cash payments. For additional information, refer to note 6 of the notes to the Registrant’s audited annual financial statements for the years ended December 31, 2011 and 2010, filed as Exhibit 99.2.

3.	The Registrant has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows (expressed in thousands of dollars):

Fiscal 2012	$837
Fiscal 2013	196
Fiscal 2014	198
Fiscal 2015	117
Total lease commitments	$1,348

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which this Registration Statement applies.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2012	TAHOE RESOURCES INC.

By: /s/ Kevin McArthur
Kevin McArthur
President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Annual and
Quarterly
Information;
Management’s
Discussion and
Analysis;
Certifications

99.1	Annual Information Form of the Registrant for the year ended December 31, 2011 (March 9, 2012)

99.2	Audited financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2011 and 2010, together with the report of the auditors thereon (March 9, 2012)

99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2011 (March 9, 2011)

99.4	Certification of Annual Filings – CFO (March 9, 2012)

99.5	Certification of Annual Filings – CEO (March 9, 2012)

99.6	Amended audited financial statements of the Registrant and the notes thereto for the fiscal year ended December 31, 2010 and the period from incorporation on November 10, 2009 to December 31, 2009, together with the report of the auditors thereon (March 9, 2011)

99.7	Annual Information Form of the Registrant for the year ended December 31, 2010 (March 8, 2011)

99.8	Financial statements of the Registrant and the notes thereto for the fiscal year ended December 31, 2010 and the period from incorporation on November 10, 2009 to December 31, 2009 (March 8, 2011)

99.9	Certification of Annual Filings – CFO (March 8, 2011)

99.10	Certification of Annual Filings – CEO (March 8, 2011)

99.11	Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 (March 8, 2011)

99.12	Interim financial statements of the Registrant for the three and nine months ended September 30, 2011 (November 11, 2011)

99.13	Management’s Discussion and Analysis for the three and nine months ended September 30, 2011 (November 11, 2011)

99.14	Certification of Interim Filings – CFO (November 11, 2011)

99.15	Certification of Interim Filings – CEO (November 11, 2011)

Exhibit Number	Exhibit Description

99.16	Interim financial statements of the Registrant for the three and six months ended June 30, 2011 (August 5, 2011)

99.17	Management’s Discussion and Analysis for the three and six months ended June 30, 2011 (August 5, 2011)

99.18	Certification of Interim Filings – CFO (August 5, 2011)

99.19	Certification of Interim Filings – CEO (August 5, 2011)

99.20	Interim financial statements of the Registrant for the three months ended March 31, 2011 (May 3, 2011)

99.21	Management’s Discussion and Analysis for the three months ended March 31, 2011 (May 3, 2011)

99.22	Certification of Interim Filings – CFO (May 3, 2011)

99.23	Certification of Interim Filings – CEO (May 3, 2011)

Shareholder Meeting Materials

99.24	Form of proxy (March 9, 2012)

99.25	Management information circular (March 9, 2012)

99.26	Notice of Meeting (March 9, 2012)

99.27	Notice of the Meeting and Record Date (February 23, 2012)

99.28	Report of Voting Results (May 4, 2011)

99.29	Form of proxy (March 9, 2011)

99.30	Management information circular (March 8, 2011)

99.31	Notice of Meeting (March 8, 2011)

99.32	Notice of the meeting and record date (February 17, 2011)

Material Change Reports

99.33	Material change report (June 8, 2011)

99.34	Material change report (February 18, 2011)

News Releases

99.35	News release (March 9, 2012)

2

Exhibit Number	Exhibit Description

99.36	News release (November 14, 2011)

99.37	News release (June 8, 2011)

99.38	News release (May 3, 2011)

99.39	News release (April 6, 2011)

99.40	News release (March 3, 2011)

99.41	News release (February 16, 2011)

Material Documents

99.42	Security holders documents (April 1, 2011)

99.43	Security holders documents (March 3, 2011)

Consents

99.44	Consent of KPMG LLP dated April 30, 2012, relating to (i) their audit report dated March 8, 2012 on the annual financial statements of the Registrant, and (ii) their audit report dated March 3, 2011 on the annual financial statements of the Registrant

99.45	Consent of Conrad Huss, P.E., dated April 30, 2012

99.46	Consent of Daniel Roth, P.E., dated April 30, 2012

99.47	Consent of Thomas L. Drielick, P.E., dated April 30, 2012

99.48	Consent of Paul Tietz, C.P.G., dated April 30, 2012

99.49	Consent of Greg Kulla, P. Geo, dated April 30, 2012

3